THE LAW OFFICES OF

THOMAS C. COOK

ATTORNEY AND COUNSELOR AT LAW

10470 W. CHEYENNE AVENUE, SUITE 530, PMB 303

LAS VEGAS, NEVADA 89129

(702) 524-9151

tccesq@aol.com

July 16, 2021

Edwin Kim, Attorney Advisor

U.S. Securities and Exchange Commission

Division of Corp. Finance, Office of Technology

Washington, DC 20549

Re:	Findit, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 24, 2021
File No. 333-254128

Dear Sirs:

We have received your comment letter dated July 8, 2021. Below are our responses to your comments, and we have amended our Registration Statement on Form S-1 accordingly.

Amendment No. 3 to Registration Statement on Form S-1 filed on June 24, 2021

Management’s Discussion and Analysis of Plan of Operations, page 36

1. Please update this section to discuss the Company’s interim results of operations and liquidity condition as of March 31, 2021. Considering that both Findit Inc. and ClassWorx Inc. are under common control, and are launching simultaneous public offerings, please disclose any intra-company transactions, existing or contemplated, between the two companies which could affect Findit’s operating results and liquidity and/or use of offering proceeds within the next twelve months.

Answer: The updates and disclosures you requested have been added.

Directors, Executive Officers, Promoters, and Control Persons and Corporate Governance, page 38

2. Please disclose all of the positions that Raymond Firth and Thomas Powers currently hold in other companies. In this regard, we note that Mr. Firth is the Chief Executive Officer and director of ClassWorx Inc. and Mr. Powers is a director of ClassWorx Inc. Clarify whether Mr. Firth is currently involved in the business activities for TransWorldNews. Include a risk factor that discusses any potential conflicts of interest that may arise as a result of their involvement in other companies.

Answer: The requested disclosure regarding positions held by Mr. Firth and Mr. Powers has been added. Further, Risk Factor #5, which discusses the fact that Mr. Firth and Mr. Powers have other business interests, has been expanded to specifically discuss the fact that Mr. Firth and Mr. Powers have positions in ClassWorx, Inc.

Security Ownership of Certain Beneficial Owners and Management, page 43

3. You indicate that one officer or director owns Preferred A shares and the one officer or director owns the Preferred B shares. Based on other disclosure in the filing, we note that the two officers and directors own 100% of the Preferred A, Preferred B and common stock. If true, please revise the beneficial ownership chart and include disclosure on the prospectus cover page that indicates that all of the outstanding shares are held by the two officers and directors.

Answer: One officer and director, Raymond Firth, owns 50% of the Preferred A and Preferred B shares. The individual who owns the other 50% of the Preferred A and Preferred B shares, Holly Andrews, is not an officer or director of Findit, Inc. Further, Raymond Firth owns approximately 37% of the common stock, as does Holly Andrews, and approximately 26% of the common stock are held by other shareholders. Therefore, the beneficial ownership chart is correct and does not require revision.

Notes to Financial Statements – December 31, 2020

Note 8 – Subsequent Events, page 59

4. In connection with the revised financial statements, please disclose the dates through which subsequent events have been evaluated. Refer to ASC 855-10-50-4. Also, please have your auditor address such dates.

Answer: The date through which subsequent events have been evaluated has been added as requested.

Exhibits

Consent of Auditor, page II-3

5. Please have your auditor correct the date of their report in their consent.

Answer: The date in the auditor’s consent has been amended.

General

6. We note separate references to Chill N Out Cryotherapy and ClassWorx, Inc. throughout the filing. Please revise to refer to Chill N Out Cryotherapy as ClassWorx, Inc. (its current company name) and make clear that they are one and the same.

Answer: All references to Chill N Out have been changed to ClassWorx.

7. Within the index to the financial statements for the quarter ended March 31, 2021, please remove the reference to the Independent Auditor’s Report on page F-1b unless you intended to include an Independent Auditor’s Review Report which is missing.

Answer: The reference to the Independent Auditor’s Report has been removed as requested.

Should you have any further questions or comments, please do not hesitate to contact me at the number and address above, including via email at tccesq@aol.com.

Sincerely,

/s/ Thomas C. Cook

Thomas C. Cook, Esq.